Exhibit 3.2
AMENDMENTS TO THE MEMORANDUM OF ASSOCIATION OF
ASPEN INSURANCE HOLDINGS LIMITED
5.	The authorised share capital of the Company is US$1,630,185.83 divided into 1,076,416,910 shares of par value US$0.015144558 each.

6.	The objects for which the Company is formed and incorporated are unrestricted.

7.	The Company has the following powers:
(i)	the powers of a natural person;

(ii)	subject to the provisions of Section 42 of the Companies Act 1981, the power to issue preference shares which at the option of the holders thereof are to be liable to be redeemed;

(iii)	the power to purchase its own shares in accordance with the provisions of Section 42A of the Companies Act 1981; and

(iv)	the power to acquire its own shares to be held as treasury shares in accordance with the provisions of Section 42B of the Companies Act 1981.